SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)*

Alliance Resource Partners

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01877R108

(CUSIP Number)

31 December 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following pages)

CUSIP No. 01877R108	Schedule 13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) M&G Investment Management Limited No I.R.S Identification Number
2	CHECK THE APPROPRIATE BOX IF THE MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,970,956
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,970,956
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,970,956
10	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.39%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 01877R108	Schedule 13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) M&G Investment Funds 1 No I.R.S Identification Number
2	CHECK THE APPROPRIATE BOX IF THE MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,970,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,970,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,970,000
10	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.38%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 01877R108	Schedule 13G	Page 4 of 6 Pages

Item 1(a). Name of Issuer:

Alliance Resource Partners.

Item 1(b). Address of Issuer's Principal Executive Offices:

1717 South Boulder Avenue, Suite 600, Tulsa, OK 74119. United States

Item 2(a). Name of Person Filing:

1. M&G Investment Management Limited (MAGIM)
2. M&G Investment Funds 1

Item 2(b). Address of Principal Business Office or, if None,  Residence:

Governor's House, Laurence Pountney Hill, London, EC4R 0HH

Item 2(c). Citizenship:

United Kingdom, England

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

01877R108

Item 3. Type of Person:

(e) MAGIM is an investment advisor in accordance with s.240.13d-1(b)(1)(ii)(E)

M&G Investment Funds 1 is an open-ended investment company with variable capital, incorporated in England and Wales and authorized by the Financial Services Authority. It is not registered with the Securities and Exchange Commission under the investment company act of 1940.

All of the securities covered by this report are owned legally by MAGIM’s investment advisory clients, and none are owned directly by MAGIM

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: M&G, in its capacity as investment manager, may be deemed to beneficially own 1,937,991 shares.

(b) Percent of Class: 5.39%

(c) Number of shares as to which such person has:

M&G Investment Funds 1

(i) sole power to vote or to direct the vote 0

(ii) shared power to vote or to direct the vote 1,970,000

(iii) sole power to dispose or to direct the disposition of 0

(iv) shared power to dispose or to direct the disposition of 1,970,000

M&G Investment Management Limited

(i) sole power to vote or to direct the vote 0

(ii) shared power to vote or to direct the vote 1,970,956

(iii) sole power to dispose or to direct the disposition of 0

(iv) shared power to dispose or to direct the disposition of 1,970,956

CUSIP No. 01877R108	Schedule 13G	Page 5 of 6 Pages

Item 5. Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable

CUSIP No. 01877R108	Schedule 13G	Page 6 of 6 Pages

Item 10. Certification.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. "

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: --//Mark Thomas//--
Name: Mark Thomas
Title: Head of Group Funds
Date: February 13, 2008

Exhibit A

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchanges Act of 1934, as amended, the undersigned hereby agrees that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 13th day of February, 2008.

M&G INVESTMENT MANAGEMENT LIMITED

By /s/ Mark Thomas
Date: February 13, 2008	Head of Group Funds

M&G Investment Funds 1

By /s/ Mark Thomas
Date: February 13, 2008	Head of Group Funds